UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

Element Solutions Inc

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

28618M106 (Common Stock)

(CUSIP Number)

Mariposa Acquisition, LLC

500 South Pointe Drive, Suite 240

Miami Beach, Florida 33139

Attn: Martin E. Franklin

(786) 482-6333

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 7, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 28618M106	Page 2 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Martin E. Franklin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,766,240*
	8	SHARED VOTING POWER 16,610,046*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,610,046*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,376,286*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	12.4%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	See Item 5

SCHEDULE 13D

CUSIP No. 28618M106	Page 3 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Martin E. Franklin Revocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,415,558*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,415,558*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,415,558*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	See Item 5.

SCHEDULE 13D

CUSIP No. 28618M106	Page 4 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MEF Holdings, LLLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,947,436*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,947,436*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,947,436*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	See Item 5.

SCHEDULE 13D

CUSIP No. 28618M106	Page 5 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mariposa Acquisition, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,509,987*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,509,987*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,509,987*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	See Item 5.

SCHEDULE 13D

CUSIP No. 28618M106	Page 6 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Berggruen Holdings Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,766,240*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,766,240*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	See Item 5.

SCHEDULE 13D

CUSIP No. 28618M106	Page 7 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nicolas Berggruen Charitable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,766,240*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,766,240*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	See Item 5.

SCHEDULE 13D

CUSIP No. 28618M106	Page 8 of 11 Pages

Item 1.	Security and Issuer.

This Amendment No. 9 (this “Amendment”) is being jointly filed by Martin E. Franklin (“Franklin”), the Martin E. Franklin Revocable Trust (the “Franklin Trust”), MEF Holdings, LLLP, a Delaware limited liability limited partnership (“Holdings”), Mariposa Acquisition, LLC, a Delaware limited liability company (“Mariposa” and together with Franklin, the Franklin Trust and Holdings, collectively referred to as the “Mariposa Reporting Persons”), Berggruen Holdings Ltd, a British Virgin Islands business company (“BHL”), and the Nicolas Berggruen Charitable Trust, a British Virgin Islands trust (the “NB Charitable Trust” and together with BHL, the “Berggruen Reporting Persons”) to amend the Statement on Schedule 13D filed with the Commission on January 27, 2014 (as amended by Amendment No. 1, filed on March 14, 2014, Amendment No. 2, filed on October 7, 2014, Amendment No. 3 filed on January 2, 2015, Amendment No. 4 filed on March 20, 2015, Amendment No. 5 filed on September 16, 2016, Amendment No. 6 filed on December 19, 2017, Amendment No. 7 filed on May 3, 2018 and Amendment No. 8 filed on November 21, 2018, the “Statement”), with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Element Solutions Inc (f/k/a Platform Specialty Products Corporation), a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 500 East Broward Boulevard, Suite 1860, Fort Lauderdale, Florida 33394. Unless specifically amended hereby, the disclosure set forth in the Statement shall remain unchanged. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings set forth in the Statement. The Mariposa Reporting Persons and Berggruen Reporting Persons are collectively referred to as the “Reporting Persons”.

Item 5.	Interest in Securities of the Issuer.

Paragraphs (a) – (b) of Item 5 of the Statement are hereby amended and restated in their entirety as follows:

(a) – (b)	As of the date hereof, Franklin beneficially owns 31,376,286 shares of Common Stock (and shares convertible into Common Stock within 60 days) consisting of (i) shared power to vote, or to direct the vote, and shared power to dispose, or to direct the disposition of, 16,610,046 shares of Common Stock (and shares convertible into Common Stock within 60 days) controlled or held, directly or indirectly, by one or more of the Mariposa Reporting Persons and (ii) sole power to vote, or to direct the vote, of 14,766,240 shares of Common Stock (and shares convertible into Common Stock within 60 days) held, directly or indirectly, by the Berggruen Reporting Persons (each as further described below). Each of the Franklin Trust, Holdings and Mariposa has shared power to vote, or to direct the vote, and shared power to dispose, or to direct the disposition of, an aggregate of 16,415,558, 13,947,436 and 11,509,987 shares of Common Stock (and shares convertible into Common Stock within 60 days), respectively. The shares beneficially owned by Franklin consist of (i) 2,419,500 shares held directly by the Franklin Trust, (ii) 243,110 shares of Common Stock held by RSMA LLC (all of which are deemed to be beneficially owned by Franklin and 48,622 of which are held directly by the Franklin Trust), (iii) 2,437,449 shares of Common Stock held directly by Holdings, (iv) 10,449,987 shares of Common Stock held indirectly by Holdings through Mariposa, (v) 1,060,000 shares of Series A Preferred Stock held indirectly by Holdings through Mariposa that are convertible at any time at the option of the holder into the same number of shares of Common Stock, (vi) 13,873,240 shares of Common Stock held directly by BHL (which Franklin has the sole power to vote pursuant to the Proxy Agreement) and (vii) 893,000 shares of Series A Preferred Stock held directly by BHL that are convertible at any time at the option of the holder into the same number of shares

SCHEDULE 13D

CUSIP No. 28618M106	Page 9 of 11 Pages

of Common Stock (which Franklin has the sole power to vote pursuant to the Proxy Agreement). In the aggregate, such 31,376,286, 16,415,558, 13,947,436 and 11,509,987 shares of Common Stock represent approximately 12.4%, 6.5%, 5.5% and 4.6%, respectively, of all outstanding shares of Common Stock (calculated based on 251,099,413 shares of Common Stock outstanding on November 1, 2019 (as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 7, 2019) and assuming the conversion of the Mariposa Reporting Persons’ shares of Series A Preferred Stock, but without including any conversion of shares of Series A Preferred Stock held by any other person). Franklin may be deemed to beneficially own 61.32% of Mariposa through the Franklin Trust’s ownership of the general partner of Holdings, representing 6,407,932 shares of Common Stock and 649,992 shares of Series A Preferred Stock.

As of the date hereof, the Berggruen Reporting Persons may be deemed to beneficially own and have shared power to dispose, or to direct the disposition of, an aggregate of 14,766,240 shares of Common Stock (and shares convertible into Common Stock within 60 days). This amount consists of (i) 13,873,240 shares of Common Stock and (ii) 893,000 shares of Series A Preferred Stock of the Issuer that are convertible at any time at the option of the holder into the same number of shares of Common Stock. In the aggregate, such 14,766,240 shares of Common Stock represent approximately 5.9% of all outstanding shares of Common Stock (calculated based on 251,099,413 shares of Common Stock outstanding on November 1, 2019 (as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 7, 2019) and assuming the conversion of the Berggruen Reporting Person’s shares of Series A Preferred Stock, but without including any conversion of shares of Series A Preferred Stock held by any other person).

Paragraph (c) of Item 5 of the Statement is hereby amended by adding the following:

(c)	As reported in the Issuer’s periodic reports, between December 1, 2018 and September 30, 2019, the Issuer repurchased an aggregate of 43,979,335 shares of Common Stock, which increased the percentage ownership held by the Reporting Persons. In addition, subsequent to the filing of Amendment No. 8, in December 2018, each of the Franklin Trust and BHL purchased 350,750 shares of Common Stock (701,500 shares of Common Stock in the aggregate). On October 25, 2019, BHL sold 75,000 shares of Common Stock at a weighted average price per share of $10.534 (with prices ranging from $10.525 to $10.552, inclusive). The foregoing sale was effected through open market sales over the New York Stock Exchange. BHL undertakes to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

Item 7.	Materials to be Filed as Exhibits.

Exhibit A — Joint Filing Agreement among the Reporting Persons, dated May 3, 2018 (incorporated by reference to Exhibit B to the Amendment filed by the Reporting Persons with respect to the Issuer on May 3, 2018).

Exhibit B — Proxy Agreement between Franklin and BHL, dated May 3, 2018 (incorporated by reference to Exhibit A to the Amendment filed by the Reporting Persons with respect to the Issuer on May 3, 2018).

SIGNATURE

After reasonable inquiry and to the best of each of the Reporting Person’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2019	MARIPOSA ACQUISITION, LLC

	By:	/s/ Desiree DeStefano
Name: Desiree DeStefano
Title: President

MARTIN E. FRANKLIN REVOCABLE TRUST
	By:	/s/ Martin E. Franklin
Martin E. Franklin, as settlor and trustee of the Martin E. Franklin Revocable Trust

MEF HOLDINGS, LLLP

By: MEF Holdings, LLC
Its: General Partner

By: Mariposa Capital, LLC
Its: Manager

	By:	/s/ Desiree DeStefano
Name: Desiree DeStefano
Title: Chief Financial Officer

/s/ Martin E. Franklin
Martin E. Franklin

[Signature Page to Amendment No. 9 to Schedule 13D]

BERGGRUEN HOLDINGS LTD

By:	/s/ Justin Topilow
Name: Justin Topilow
Title: Director

NICOLAS BERGGRUEN CHARITABLE TRUST

By: MAITLAND TRUSTEES LIMITED, AS TRUSTEE

By:	/s/ Colin Bird
Name: Colin Bird
Title: Authorised Signatory

By:	/s/ Tessa Burrows
Name: Tessa Burrows
Title: Authorised Signatory

[Signature Page to Amendment No. 9 to Schedule 13D]